SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _______)(1)


                            PREMIER CLASSIC ART, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                   74047F 10 6
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                                 (CUSIP Number)

                                 AUGUST 30, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


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     (1) The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO.  74047F 10 6                 13G         PAGE     2   OF   4  PAGES
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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              JOHN J. VILLA

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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                         (b) [ ]
              Not Applicable

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3.            SEC USE ONLY

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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        5.    SOLE VOTING POWER
 NUMBER OF
   SHARES                     664,905
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              6.    SHARED VOTING POWER
   EACH
 REPORTING                    0
   PERSON               --------------------------------------------------------
   WITH                 7.    SOLE DISPOSITIVE POWER

                              664,905
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

                              0
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              664,905

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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                               |_|

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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.1%

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12.           TYPE OF REPORTING PERSON

              IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13G

ITEM 1

         (A)   NAME OF ISSUER. Premier Classic Art, Inc.
         (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 1158 Staffler Road , Ridgewater, NJ 08807

ITEM 2

         (A)   NAME OF PERSON FILING.  This Schedule 13G is being filed for John
               J. Villa

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE. 1314 Vincenzo Drive, Tom's River, NJ 08753.

         (C)   CITIZENSHIP.United States.

         (D) TITLE OF CLASS OF SECURITIES. Common Stock, par value $0.001 per share ("Common Stock").

         (E)   CUSIP NUMBER. 74047F 10 6.


ITEM 3   NOT APPLICABLE.

ITEM 4         OWNERSHIP.

         (A) AMOUNT BENEFICIALLY OWNED. As of the date hereof, Mr. Villa owned 664,905 shares of Common Stock.

         (B) PERCENT OF CLASS. The shares of Common Stock held by Mr. Villa represent approximately 7.1% of the Common Stock outstanding.

         (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) sole power to vote or to direct the vote: 664,905
               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:
                     664,905
               (iv) shared power to dispose or to direct the disposition of:
                     -0- .

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.


                                PAGE 3 OF 4 PAGES

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ITEM 7         IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.


ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.


ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10        CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

DATE: March 19, 2002

                                           /s/ John J. Villa
                                           -------------------------------------
                                           John J. Villa










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